[LUSE GORMAN POMERENK & SCHICK LETTERHEAD]

(202) 274-2037

April 28, 2011

VIA EDGAR

Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Mr. Gregory Dundas

Re:	IF Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-172843)

Dear Mr. Dundas:

On behalf of IF Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s comment letter dated April 7, 2011, as well as the Company’s responses to those comments. In addition to the revisions to the Company’s prospectus referred to in our responses below, the prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended Form S-1 has been blacklined to reflect changes from the original filing.

Insider Cover Page

1.	In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

The map of the Company’s market area and related captions have been added to the inside cover of the prospectus.

Mr. Gregory Dundas

April 28, 2011

Summary

How we Determined the Offering Range, page 5

2.	Please revise to remove the detailed information that is not necessary to be part of the summary, particularly if the information is contained elsewhere in the prospectus, such as the table indentifying the peer group that is also contained on page 128. Include cross references in this Section as well as throughout the summary section where appropriate.

Detailed information not required in the Summary section has been removed from pages 3 to 14, and additional cross references have been added to the Summary section where appropriate.

How We Intend to use the Proceeds From the Offering, page 10

3.	Please amend this section to provide the information if you sell the midpoint of the offering range rather than the adjusted maximum.

Page 9 of the prospectus has been amended to provide information assuming that the Company sells its common stock at the midpoint of the offering range.

Because we intend to continue to originate commercial real estate…page 17

4.	Please revise to clarify the extent to which you expect the relative proportions of commercial real estate, multi-family and commercial business loans in your loan portfolio to change.

The referenced risk factor on page 16 of the prospectus has been revised to address the Staff’s comment.

5.	Please expand your primary market area information to include all material information regarding the population characteristics of the municipalities and counties you serve. For example, disclose the population of the towns and counties where your offices are located, the change in population in the relevant counties during the past 10 years, and provide a basis for the statement that “the Lake of the Ozarks regions is becoming an area of permanent residences and a growing retirement community.” We note the demographic information in section II.5 of the appraisal report by RP Financial.

Mr. Gregory Dundas

April 28, 2011

Additional population and other demographic information regarding Vermilion and Iroquois Counties has been added to the section of the prospectus titled “Business of Iroquois Federal Savings and Loan Association—Market Area” on page 71.

The Company has revised the discussion of its Osage Beach loan production office to note that it serves the Missouri Counties of Camden, Miller and Morgan, all of which are adjacent to Osage Beach. According to U.S. Census Bureau statistics, in 2009 Camden County, Miller County and Morgan County had populations of 40,705, 24,778 and 20,527, respectively. These populations represent increases of 9.9%, 5.2% and 6.3%, respectively, from 2000, and indicate an increasing year-round population in the market. In addition, according to the latest five-year averaged estimates over 2005 to 2009 from the U.S. Census Bureau, the population of seniors (persons over age 65) living in Camden, Miller and Morgan Counties was 19.8%, 15.4% and 20.6%, respectively, compared to just 13.5% and 12.6% for Missouri and the U.S., respectively.

6.	Please revise this section to discuss RP Financial’s decision to make a “moderate downward adjustment” with regard to the company’s market area, as noted on page IV.8 of the appraisal report.

The Company has revised the section of the prospectus headed “Business of Iroquois Federal Savings and Loan Association—Market Area” on page 71 to discuss RP Financial LC.’s decision to make a “moderate downward adjustment” with regard to the Company’s market area.

Business of Iroquois Federal Savings and Loan Association, page 63

7.	We note you include several of the disclosures required by ASU No. 2010-20 under various headings throughout this section and MD&A while certain others are included in the footnotes to the financial statements. Please revise to disclose all of the information required by ASU No. 2010-20 in the footnotes to your financial statements.

Based on the Staff’s comment and the Company’s review of ASU No. 2010-10, Footnote 4 of the financial statements has been revised accordingly:

A.	The Company added disclosure starting on page F-23 (under the loan categories table) to address the risk characteristics for each portfolio segment per ASC ###-##-####B(a).

B.	The Company added disclosure on page F-31 addressing the risk categories of loans.

Mr. Gregory Dundas

April 28, 2011

C.	The Company added disclosure to page F-32 to address the requirements of ASC 310-10-50-6(a-e) and ASC 310-10-50-15(b).

D.	The Company revised disclosure on pages F-33 through F-34 to address the accounting for impaired loans as per ASC 310-10-50-14A(a).

The Company also moved text from the top of page F-29 regarding impaired and restructured loans to follow the revised disclosure discussed immediately above on page F-34.

E.	The Company added disclosure on pages F-29 through F-30 to address the following as per ASC 310-10-50-11B(a to d):

•	A description on historical losses and existing economic conditions that affected management’s judgments;
•	Identification of changes in the allowance methodology or accounting policy during the reporting period and the reason for the change; and
•	A description of the policy for charging off uncollectible financing receivables.

8.	We note that in some instances you present some of the comparative disclosure requirements of ASU No. 2010-20 for all periods presented, including information from June 30, 2006 to December 31, 2010, and that in other instances you include comparative disclosures for only the interim periods ended December 31, 2010 and December 31, 2009. While ASU No. 2010-20 encourages, but does not require, comparative data for all periods, to the extent comparative data for all periods is reasonably available, please consider revising your document to include it, considering the significant benefit this information provides potential investors and the objective of the ASU.

The Company has reviewed the referenced disclosure and notes that the loan origination table on page 82 and the criticized assets table on page 87 do not include information for prior periods going back to the year ended June 30, 2006. We also note that Note 4 to the financial statements does not include the new disclosures related to the allowance for loan losses rollforward by loan category, portfolio quality indicators, aging analysis, impaired loans and non-accrual loans by loan category as of June 30, 2010 and 2009. In view of the immaterial amounts involved, the Company does not believe that providing this comparative would provide material additional information. Additionally, given that such information is not required and would be burdensome to produce, the Company has not added such additional comparative disclosure.

Mr. Gregory Dundas

April 28, 2011

Allowance for Loan Losses, page 80

9.	Please revise this section as well as the comparative discussion of your Provision for loan losses on page 52 to more clearly discuss how the Allowance for loan losses at December 31, 2010 and Provision for loan losses for the six months ended December 31, 2010 reflected the increase in nonperforming loans as well as the increase in charge-offs during that period. In particular, discuss the changes in the allocation of the allowance to residential mortgages in light of the activity in this segment of your portfolio.

The Company added disclosure on pages 58 and 92 of the prospectus to more fully address the changes in the allocation of the loan loss allowance in light of activity in the loan portfolio and to more fully discuss the increased non-performing loans and charge-offs in one- to four-family real estate loans and the decrease in the overall allowance for loan losses as of December 31, 2010.

The Staff is supplementally advised that in assessing the adequacy of the allowance, management noted the overall general allowance for one- to four-family real estate loans increased from 0.61% at June 30, 2010 to 0.69% at December 31, 2010. However, the overall decrease in the allowance for loan losses for one- to four-family real estate loans is due to the decrease in the specific allowances for one- to four-family loans from $869,000 at June 30, 2010 to $562,000 at December 31, 2010, which was mainly due to the charge-off of two one- to four-family loans with aggregate balances of $508,000 which were each fully reserved for prior to being charged-off.

Non-performing and Problem Assets, page 75

10.	Please revise this section to include the aggregate amount of loans at December 31, 2010, June 30, 2009, June 30, 2008, June 30, 2007 and June 30, 2006 that were neither non-performing nor troubled debt restructurings, but that had the loan term extended.

Iroquois Federal Savings and Loan Association (the “Association”) historically did not track loan extensions as a separate category or field for its internal reporting purposes and, as a result, it has no efficient or non-burdensome method of gathering the data requested by the Staff. In this regard, the only accurate method for determining the amount of loans extended during the periods indicated as requested by the Staff would be for the Association to individually review every loan in its portfolio during those periods. The Company believes that such a review would be unduly burdensome and time consuming. The Staff is advised that the Association is aware of the accounting standards that govern the reporting of troubled debt restructurings and assesses every loan extension situation at the time of the extension to review the circumstances surrounding the extension. The Association reviews and considers troubled debt restructuring as

Mr. Gregory Dundas

April 28, 2011

defined under ASC 310-40. Additionally, the Staff is advised that, pursuant to the Association’s lending policies and procedures, any borrower requesting a loan extension is treated as a new borrower subject the same underwriting and scrutiny as a new borrower. The Company also notes that the requested disclosure is not required by SEC Industry Guide 3. For the above reasons, the Company has not provided the requested additional disclosure.

Determination of Share Price and Number of Shares to be Issued, page 126

11.	Please revise this section to disclose in greater detail the criteria used to determine the members of the peer group.

In response to the Staff’s comment, the Company has added additional disclosure on page 137 regarding RP Financial, LC.’s criteria for determining the members of the peer group.

Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page F-10

Loans, page F-11

12.	Please revise to disclose your policy for recording payments received on nonaccrual financing receivables. Refer to ASC 310-10-50-6(b).

In response to the Staff’s comment, the Company has added disclosure to page F-32, which addresses ASC 310-10-50-6(a-e) and ASC 310-10-50-15(b).

13.	Please revise to clarify how your current disclosures consider the requirements of ASC 310-10-50-11B(a)(1) as we are unable to locate a related discussion.

In response to the Staff’s comment, the Company has added disclosure to pages F-29 through F-30 to address ASC 310-10-50-11B(a to d).

14.	Please revise your footnotes as well as other appropriate sections of the document to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-11B(b).

In response to the Staff’s comment, the Company has added disclosure to page F-29 to address ASC 310-10-50-11B(b).

Mr. Gregory Dundas

April 28, 2011

15.	Please revise to specifically disclose whether or not there were any changes in your policies or methodology in the periods presented and include the disclosures required by ASC 310-10-50-11B(a)(3) and 11B(d), as appropriate.

In response to the Staff’s comment, the Company has added disclosure to page F-30.

16.	Please revise to disclose your policy for determining the past due or delinquency status of financing receivables. Refer to ASC 310-10-50-6(e).

In response to the Staff’s comment, the Company has added disclosure to page F-32, which addresses ASC 310-10-50-6(a-e) and ASC 310-10-50-15(b).

17.	Please revise to disclose, for each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c).

In response to the Staff’s comment, the Company has added disclosure to page F-31.

18.	Please revise to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-15(b).

In response to the Staff’s comment, the Company has added disclosure to page F-32 to address recognition of interest income and how cash receipts are recorded on impaired loans per ASC 310-10-50-15(b).

Exhibits

19.	Please file all missing exhibits with your next amendment, including signed opinions.

All missing exhibits, including signed opinions, have been filed.

Exhibit 5

20.	Counsel may not limit its opinion to the Maryland General Corporation Law. The opinion should cover the applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations of the State of Maryland.

The referenced opinion has been revised to address the Staff’s comment.

Mr. Gregory Dundas

April 28, 2011

Exhibit 8.1

21.	We note the statements that the opinion “is rendered for the benefit of the Holding Company…” Opinions may be limited as to purpose but not as to person. Please obtain a revised opinion that deletes this language.

The referenced opinion has been revised to address the Staff’s comment.

* * * *

Mr. Gregory Dundas

April 28, 2011

We believe the foregoing is responsive to the Staff’s comments. Please acknowledge receipt of the enclosures by date-stamping and returning the enclosed copy of this letter. Please direct any comments or questions to the undersigned at (202) 274-2037.

Sincerely,

/s/ Lawrence M.F. Spaccasi
Lawrence M.F. Spaccasi

Enclosures

cc:	Alan D. Martin, President and Chief Executive Officer
Paul Cline, SEC Staff Accountant
Kevin Vaughn, SEC Accounting Branch Chief
Eric Envall, Esq., SEC Attorney-Advisor
Paul Eissfeldt, BKD LLP
Michael J. Brown, Esq.